UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2
(Rule 13d)

Under the Securities Exchange Act of 1934

Lloyds Banking Group plc
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

539439109
(CUSIP Number)

Stephen Parker
1 Horse Guards Road
London
SW1A 2HQ
(+44) 20 7270 5665
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2009
(Date of Event which Requires Filing of this Statement)

HM Treasury;
UK Financial Investments Ltd
(Names of Reporting Persons)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box ☐.

Explanatory note: In lieu of providing the information called for by Schedule 13D, Her Majesty's Treasury is furnishing a copy of "TR- 1: Notifications of Major Interests in Shares", which is the standard form for any notification required to be delivered under the UK Disclosure Rules and Transparency Rules to an issuer whose shares are listed on a relevant European Economic Area market (and to the UK Financial Services Authority) following the acquisition or disposal of certain interests in the shares or voting rights in such issuer. The UK Disclosure Rules and Transparency Rules implement the European Transparency Directive (EU Directive 2004/109/EC). This modified Schedule 13D is filed pursuant to no-action relief granted by the Staff of the Securities and Exchange Commission in a no-action letter dated December 10, 2008.

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Lloyds Banking Group plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify): ____________________
3. Full name of person(s) subject to notification obligation:	The Commissioners of Her Majesty's Treasury
4. Full name of shareholder(s) (if different from 3.):	The Solicitor for the Affairs of Her Majesty's Treasury
5. Date of the transaction and date on which the threshold is crossed or reached:	8 June 2009
6. Date on which issuer notified:	8 June 2009
7. Threshold(s) that is/are crossed or reached:	45%

2

8: Notified details
A: Voting rights attached to shares
Class/type of shares If possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB0008706128	7,277,204,386	7,277,204,386	11,798,531,471	11,798,531,471		45.74%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Excercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
11,798,531,471	45.74%

3

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
UK Financial Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements with Her Majesty's Treasury).

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury
14. Contact name:	Rebecca Lane
15. Contact telephone number:	020 7270 5665

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2009	Her Majesty's Treasury, a department of Her Majesty's Government of the United Kingdom of Great Britain and Northern Ireland

/s/ C. Maxwell
Signature

C. Maxwell, Director Financial Stability
Name and Title

UK Financial Investments Ltd

/s/ Kingman
Signature

J. Kingman, Chief Exective
Name and Title